Exhibit 99.1

OKYO Pharma Announces Successful Type C Meeting with the FDA

FDA confirms Phase 2b/3 clinical design, including primary endpoint, sample size, and development approach

London and New York, NY, January 28, 2026. OKYO Pharma Limited (Nasdaq: OKYO), a clinical-stage biopharmaceutical company developing investigational therapies for the treatment of neuropathic corneal pain (NCP) and for inflammatory eye diseases, today announces that it held a successful Type C meeting with the Food & Drug Administration (FDA) regarding the Phase 2b/3 human clinical trial of urcosimod for the treatment of neuropathic corneal pain (NCP).

Key highlights from the Type C FDA meeting include:

●	FDA confirms the approach that the proposed primary endpoint of the Visual Analogue Scale (VAS) pain reduction at Week 12 is clinically meaningful, including explicit acknowledgment that a ≥2-point improvement on the VAS scale represents a meaningful treatment effect

●	The Agency provided statistical guidance to enhance robustness, noting that if the statistical analysis plan (SAP) is finalized prior to unmasking and results are strong, the data could provide substantial evidence of effectiveness at a future End-of-Phase 2b/3 meeting

●	FDA endorsed the proposed study design, sample size, and powering assumptions, and agreed that the Ocular Pain Assessment Survey (OPAS) is appropriate as supportive quality-of-life evidence

●	FDA alignment on the Chemistry, Manufacturing and Controls (CMC) strategy and key clinical elements, with no material issues raised, derisking the pathway to a pivotal trial and supports potential registration if study results are robust

“We were very pleased to achieve meaningful progress with the FDA toward alignment on urcosimod’s clinical development program,” said Raj Patil, Ph.D., Chief Scientific Officer at OKYO Pharma. “This alignment represents an important step forward and underscores the potential to address a significant unmet medical need in patients with neuropathic corneal pain.”

“I want to thank the entire OKYO team for their focus, rigor, and collaboration that led to this successful Type C meeting with the FDA,” said Robert Dempsey, CEO of OKYO Pharma. “This positive outcome reflects years of disciplined scientific and clinical execution; moreover, the FDA’s alignment on our Phase 2b/3 strategy meaningfully de-risks the program. The results of this meeting also represent a meaningful value-inflection point for urcosimod and, most importantly, a step forward for patients suffering from neuropathic corneal pain, where the unmet need remains profound.”

As previously communicated, urcosimod was granted the first IND to treat patients with NCP and was awarded fast track designation by the Food and Drug Administration (FDA). The company expects to initiate a 120-patient Phase 2b/3 multiple-dose study of urcosimod to treat NCP in the first half of this year.

About Neuropathic Corneal Pain (NCP)

Neuropathic corneal pain (NCP) is a chronic, often debilitating condition characterized by severe pain and sensitivity of the eyes, and in some cases the face or head. It is thought to result from damage or dysfunction of corneal sensory nerves, often in combination with inflammatory processes, and may occur in patients with a range of underlying ophthalmic conditions. There are currently no FDA-approved therapies specifically for NCP, resulting in patients being treated with limited or no success using various topical and systemic medications in an off-label manner.

About Urcosimod (formerly called OK-101)

Urcosimod is a lipid conjugated chemerin peptide agonist of the ChemR23 G-protein coupled receptor which is typically found on immune cells of the eye responsible for the inflammatory response, as well as on neurons and glial cells in the dorsal root ganglion. Urcosimod has been shown to produce anti-inflammatory and pain-reducing activities in a mouse model of dry eye disease and in a neuropathic corneal pain mouse model, respectively. OKYO recently announced positive data on NCP pain reduction in a randomized, placebo-controlled, double-masked Phase 2 trial involving 18 neuropathic corneal pain patients. Urcosimod showed clear statistical significance in multiple endpoints in an earlier 240-patient Phase 2, multi-center, double-masked, placebo-controlled trial to treat dry eye disease.

About OKYO Pharma

OKYO Pharma Limited (Nasdaq: OKYO) is a clinical-stage biopharmaceutical company developing innovative therapies for the treatment of neuropathic corneal pain (NCP) and inflammatory eye diseases, with ordinary shares listed for trading on the Nasdaq Capital Market. OKYO is focused on the discovery and development of novel molecules to treat neuropathic corneal pain and other ocular diseases. OKYO recently completed a successful phase 2 trial of its flagship drug urcosimod in patients with NCP and plans to initiate a 120-patient Phase 2b/3 multiple-dose study of urcosimod to treat NCP in the first half of this year.

For further information, please visit www.okyopharma.com.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry, its beliefs, and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ‘seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These and additional risks and uncertainties are described more fully in the company’s filings with the SEC, including those factors identified as “Risk Factors” in our most recent Annual Report on Form 20-F, for the fiscal year ended March 31, 2025. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these.

For further inquiries:

OKYO Pharma Ltd

Paul Spencer, Business Development, and Investor Relations

+44 (0) 207 495 2379

Email: info@okyopharma.com